

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

January 29, 2010

CT Corporation System
  as agent for service for
JinkoSolar Holding Co., Ltd.
111 Eighth Avenue
New York, New York 10011

> **Re: JinkoSolar Holding Co., Ltd.**
> **Registration Statement on Form F-1**
> **Filed January 20, 2010, as amended January 26, 2010**
> **File No. 333-164432**

Ladies and Gentlemen:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary – The Offering

Ordinary shares outstanding immediately after this offering, page 10

1.   We note the new disclosure on page 41 that you intend to grant certain of your officers and employees options to purchase 726,250 ordinary shares at exercise prices at 85% of the public offering price. Please also indicate that the number of ordinary shares outstanding after your offering excludes the shares underlying those options.

Recent Developments, page 81

2.   We note your new disclosures here:

- Given your disclosure on page 84 regarding your belief as to the significant recovery in the demand for solar products since the third quarter of 2009, please expand to clarify how the results of operations and shipment numbers you mention compare to your results of operations and shipments during the fiscal quarter ended September 30, 2009; and

- Given that you have provided projections of revenues and gross margins for the three months ended December 31, 2009, please also include projected net income (loss) and earnings (loss) per share. Refer to Item 10(b)(2) of Regulation S-K.

Customers, Sales and Marketing, page 154

3.   We note the new bullet points added on page 157. Expand to provide investors with a better understanding of the pricing terms of the contracts mentioned in the last five bullets. For example, expand to clarify whether the "fixed prices" you mention are currently above or below market price. Also clarify whether the terms of the agreement permit changes to the sales price, including the circumstances under which such renegotiation is permitted.

Compensation of Directors and Executive Officers, page 170

4.   We note the "estimates" added to your disclosure in response to prior comment 4. Please clarify why you do not know the amount of compensation you paid to your officers and directors for the year ended December 31, 2009.

Principal Shareholders, page 173

5.   We note your response to prior comment 5. While the trustee may determine the timing, amount and allocation of any distributions from the trust, as you state in your response, it appears that the beneficiaries of the trusts are entitled to receive those distributions once made. Therefore, it also appears that such beneficiaries have the power to receive the economic benefit of ownership of your securities and those beneficiaries should be identified as beneficial owners of your securities. Please revise or advise.

Related Party Transactions, page 176

Share Incentives, page 182

6.   We note the new disclosures on pages 41 and 93 regarding options you intend to grant to your affiliates with exercise prices at 85% of the public offering price. Please identify each affiliate who will receive those options and the number of options each affiliate will receive.

Note 27. Pro Forma Balance Sheet and Earnings Per Share for Conversion of Preferred Shares, page F-53

7.   We note you presented the proforma financial information to reflect that an automatic conversion of the redeemable convertible preferred shares would occur upon the closing of a Qualified IPO or at the election of the holders of at least 67% of the outstanding Preferred Shares. If that is the case then please explain to us why the derivative liability associated with the redeemable convertible preferred shares is still presented on the proforma balance sheet. This comment also applies to Note 21 on Page F-82.

Exhibits

8.   It is our understanding that you have requested confidential treatment for portions of Exhibits 10.48 and 10.51 – 10.54 to your filing. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of your registration statements.

Exhibit 5.1

9.   With reference to the assumptions that appear in clauses (a) and (b) of the first paragraph on page 2, it is inappropriate to shift the burden of these factual matters to investors when those matters could be readily obtained through an officers' certificate. Please revise. Also, the assumption in clause (c) through (e) inappropriately assume conclusions of law that are necessary for the ultimate legal conclusion. Please file a revised opinion.

10.   Given that counsel's opinion is "limited to and is given on the basis of the current law and practice," please file an updated opinion on the date you expect this registration statement to be declared effective or file a revised opinion without such a date restriction.

11.   We note the first opinion opines that "[a]s at the Certificate Date, the Company is duly incorporated and validly existing under the laws of the Cayman Islands in

good standing…." Given that the opinion is restricted to the Certificate Date, please obtain a good standing certificate that is as close as reasonably practicable to the date you intend your registration statement to be declared effective. We also note that the opinion restricts the definition of good standing. Please remove those restrictions.

12.   Please tell us where in this exhibit counsel provides its opinion as to the Cayman Islands tax matters discussed in your prospectus. Your disclosure on page II-7 indicates that the opinion provided in Exhibit 8.2 is contained in this exhibit, but it is unclear where that opinion is provided.

Exhibit 5.2

13.   With reference to the assumptions that appear in clauses (a) through (e) of the third paragraph on page 1, it is inappropriate to shift the burden of these factual matters to investors when those matters could be readily obtained through an officers' certificate. Please revise.

14.   Given the date restriction in clause (b) of the first full paragraph on page 2, please file an updated opinion on the date on which you expect this registration statement to be declared effective or file a revised opinion without such a date restriction.

15.   Please ensure that the consent you file is complete. For example, the last paragraph of this exhibit does not address counsel being named on pages 44, 45, 71, 189, 235 and 236.

Exhibit 8.1

16.   With reference to the assumptions that appear in second sentence of the third paragraph on page 1, it is inappropriate to shift the burden of these factual matters to investors when those matters could be readily obtained through an officers' certificate. Please revise.

Exhibit 8.3

17.   Given the date restriction in the paragraph after the paragraph numbered 12, please file an updated opinion on the date on which you expect this registration statement to be declared effective or file a revised opinion without such a date restriction.

18.   Investors are entitled to rely on counsel's opinion. Please have counsel revise the last paragraph on page 3 accordingly and file that revised opinion as an exhibit.

19.   Please tell us why the last two sentences of paragraph 10 are not included in your prospectus.

20.   Please include counsel's consent to the use of and the filing of the opinion as an exhibit, and to the reference to its name in your document.

Exhibit 8.4

21.   Please include counsel's consent to the use of its name on page 223.

22.   Given the date restriction in the third paragraph, please file an updated opinion on the date on which you expect this registration statement to be declared effective.

Exhibit 23.1

23.   Please file the currently-dated consent from the independent registered public accounting firm pursuant to Item 601(B)(23)(i) of Regulation S-K.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andri Boerman at (202) 551-3645 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Scott D. Clemens, Esq.—Baker & McKenzie LLP